July 5, 2019

Christina M. Ibrahim
General Counsel, Weatherford International plc
WEATHERFORD INTERNATIONAL, LLC
2000 St. James Place
Houston, Texas 77056

       Re: WEATHERFORD INTERNATIONAL, LLC
           Application for Qualification of Indenture on Form T-3
           Filed June 28, 2019, as amended
           File No. 022-29075

Dear Ms. Ibrahim:

       This is to advise you that we have not reviewed and will not review your application.

       Please refer to Section 307(c) of the Trust Indenture Act regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Natural
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